SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
^ (ALSO ADMITTED IN CALIFORNIA)
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYERS		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
February 14, 2018

Confidential

Mr. Jeff Kauten

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Bilibili Inc. (CIK No. 0001723690)
Response to the Staff’s Comments on the Amendment No. 1 to
Draft Registration Statement on Form F-1 Confidentially Submitted on January 26, 2018

Dear Mr. Kauten, Ms. Ayoola, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Bilibili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 9, 2018 on the Company’s Amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on January 26, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 1

1.                                      You state that you rank No. 1 in terms of monthly average time spent per device and month average visits per device among online video platforms in the third quarter of 2017. Please revise to provide your ranking in prior quarters to provide context.

The Staff’s comment is duly noted. As the Company has obtained supporting data for the full year of 2017 from QuestMobile, the Company has updated the referenced disclosures on pages 1, 106 and 107 of the Revised Draft Registration Statement to provide its ranking on a monthly aggregate basis for the full year of 2017.

2.                                      You state that in the third quarter of 2017, the average daily time spent per active user on your mobile app was approximately 80 minutes. Please revise to provide the data for the same period in 2016.

In response to the Staff’s comment, the Company has provided the average daily time spent per active user on its mobile app for 2017 and comparative data for 2016 on pages 1, 72, 106, 108 and 110 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 72

3.                                      We note from your response to prior comment 5 that you disclose a series of operating data throughout the prospectus with an aim to present to investors various aspects of the Company’s business model and operations. Please explain whether management uses any of these measures or operating data to manage the business. Revise your disclosures to provide a comparative discussion and analyses of the changes in such operating data for each period presented or explain to us why you do not believe the comparative operating data contributes meaningfully to understanding and evaluating your company. Please consider disclosing this information in tabular format in an appropriate section of the prospectus to provide context for investors. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the series of operating data helps the management assess the overall development and health of the Company’s platform and ecosystem. In response to the Staff’s comment, the Company has updated the referenced disclosure on pages 1, 15, 72, 73, 106, 107, 108, 109, 110, 111, 112, 114 and 124 of the Revised Draft Registration Statement to provide the following operating data for 2017, together with comparative data for 2016: (i) the average monthly number of active content creators; (ii) the number of video submissions; (iii) the number of monthly active users for mobile games; (iv) the average daily time spent per active user on mobile app; (v) the monthly active users who participated in social interactions; (vi) the number of average monthly social interactions; and (vii) the percentage of PUG video views. The Company has not presented these data in one table as they are more meaningful when provided together with and in support of relevant qualitative disclosures in various sections of the prospectus.

User growth and engagement, page 72

4.                                      We note your response to prior comment 6 and continue to believe that the quarterly fluctuations you discussed in your response may be material to an understanding of material trends regarding paying users in relation to active users, which may help investor further under your results of operations and financial condition. In this regard, we note that mobile games accounted for 83.1% of your net revenues for the nine months ended September 30, 2017. Please revise your disclosure to provide quantitative and qualitative disclosure with respect to paying users, including an analysis of the changes in such operating data for each quarter.

In response to the Staff’s comment, the Company has revised page 73 of the Revised Draft Registration Statement to present, in tabular format, the number of average monthly paying users and average monthly paying users for mobile games for each quarter of 2016 and 2017.

Results of Operations, page 77

5.                                      We note your response to prior comment 9. Please revise your disclosures to provide an enhanced quantitative and qualitative discussion of how the average revenue per paying user impacted your platform monetization for each period presented. In addition, revise your disclosures to discuss the increase in mobile game revenues attributable to both new and existing paying players as well as the increase in revenues attributable to both new and existing mobile game offerings. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 80 and 82 of the Revised Draft Registration Statement. The Company will further update the disclosure when submitting financial statements and other financial information for the year ended December 31, 2017.

The Company respectfully advises the Staff that a game’s revenue contribution largely depends on how the game’s payment model is designed and how the game is operated. There is no consistent pattern how a new or existing game contributes to the overall mobile game revenues. Similarly, revenue contribution by a paying user is mainly affected by payment model and in-game features and events, instead of by whether the user is a new or existing paying user. Therefore, the Company does not believe discussing revenue contribution based on new/existing game offerings or new/existing paying users is meaningful to understand the growth in and drivers of mobile game revenues.

6.                                      We note from your response to prior comment 10 that you launched performance-based advertising in December 2017. Please tell us the amount of advertising revenues attributable to performance-based advertising for the nine months ended September 30, 2017. Explain your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for the nine months ended September 30, 2017. We refer you to Part I, Items 5A of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company launched performance-based advertising in December 2017 and had no revenue attributable to performance-based advertising for the nine months ended September 30, 2017.

The Company further advises the Staff that revenues attributable to performance-based advertising accounted for less than 1% of the Company’s total revenues in 2017. The Company will expand the relevant disclosure for future financial years if and when revenues attributable to performance-based advertising become material to the Company.

Our Strengths, page 106

7.                                      You state that, in September 2017, the monthly average time spent per device by your users was 496.6 minutes and the number of monthly average visits per device of your users was 64.4 times, based on the same source. You also state that, across your platform, daily number of video views averaged 205.6 million in the third quarter of 2017. We further note your disclosure on page 107 that in the third quarter of 2017, PUG video accounted for 87.6% of your total video views. Please revise your disclosure to provide the data for the same periods in 2016 to provide additional context. In this regard, we note your disclosure on page 15 that the quality of the content offered on your platform and your users’ level of engagement are critical to your success.

The Company respectfully advises the Staff that the Company discloses the monthly average time spent per device by its users and the number of monthly average visits per device of its users from QuestMobile to support the disclosure on the Company’s industry position as of a reasonably recent date, and QuestMobile is unable to provide equivalent data for 2016. The Company has updated the referenced disclosures on pages 1, 106 and 107 of the Revised Draft Registration Statement to provide its ranking on a monthly aggregate basis for the full year of 2017.

In response to the Staff’s comment, the Company has updated page 107 of the Revised Draft Registration Statement to provide average daily number of video views in the fourth quarter 2016 and 2017, respectively. The Company has also updated pages 15, 108 and 112 of the Revised Draft Registration Statement to provide the percentage of PUG video views in the full year of 2016 and 2017, respectively.

Highly sticky communities with a strong sense of belonging, page 106

8.                                      Please revise your disclosure to provide data for the same period in 2016. Additionally, please tell us if there is any relationship between paying users and official members. In this regard, we note your disclosure on page 5 that “paying users” are users who make payments for various products and services on your platform, and your disclosure on page 92 that revenues from membership subscription are recognized ratably over the period of subscription when services are rendered. For instance, please clarify whether one person can be both an official member and a paying user.

In response to the Staff’s comment, the Company has updated the data on pages 107 and 108 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that a user can be both an official member and a paying user, but there is no correlation between the two types of status. As disclosed on page 110 of the Revised Draft Registration Statement, official members are users who passed the Company’s membership exam and enjoy certain interactive features, and may or may not make payments on the Company’s platform to become paying users. A user does not have to pay membership subscription to become an official member. The Company considers the membership system important to user engagement and user loyalty, which indirectly affects platform monetization. The Company tracks both the number of official members and the number of paying users, but does not measure or assess these data in relation to or in comparison with each other.

Consolidated Financial Statements

m) Revenue recognition, page F-25

9.                                      We note from your response to prior comment 22 that you launched performance-based advertising in December 2017. Please tell us your consideration of providing enhanced disclosures to explain how you recognize revenues for performance-based advertising.

The Company respectfully advises the Staff that the Company launched performance-based advertising in December 2017, and revenues attributable to performance-based advertising accounted for less than 1% of the Company’s total revenues in 2017. The Company will expand the relevant disclosure for future financial years if and when revenues attributable to performance-based advertising become material to the Company.

10.                               We note from your response to prior comment 26 that virtual items in live broadcasting and VAS can only be purchased using B-coins. Clarify whether users can also use B-coins to purchase virtual items in connection with your mobile game services. Please quantify the amount of revenues recognized in connection with B-coin arrangements for each period presented. Tell us your consideration of providing enhanced disclosures to explain how you account for B-coin arrangements. In addition, describe in greater detail the relative terms and conditions associated with your B-coin arrangements.

The Company respectfully advises the Staff that “B-coin” acts as a virtual currency for only live broadcasting and VAS on the Company’s platform. Users cannot use B-coins to purchase virtual items in connection with the Company’s mobile game services.

Revenues of RMB6.2 million, RMB79.7 million and RMB122.8 million were recognized in connection with B-coin arrangements for the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2017, respectively, which equal the total revenues from live broadcasting and VAS of each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-27, F-28 and F-83 of the Revised Draft Registration Statement to expand the disclosure for B-coin arrangements.

Note 3. Concentrations and Risks

d) Mobile games, page F-37

11.                               We note your response to prior comment 28. Please revise to disclose the amount of mobile game revenues attributable to Fate/Grand Order (“FGO”) and Yume-100 as of September 30, 2017. Please tell us whether any other game besides FGO and Yume-100 represents more than 10% of your mobile game revenues for any period presented.

The Company respectfully advises the Staff that for the years ended December 31, 2015 and 2016 and for the 9 months ended September 30, 2017, the Company had three mobile games, three mobile games (including FGO and Yume-100) and two mobile games (including FGO), respectively, with each individually contributing more than 10% of the Company’s total mobile game revenues during the applicable period.

Given the nature of mobile games, revenue contribution of any individual game title varies from period to period. For example, total revenue contributions from the above three top mobile games during the year ended December 31, 2015 represented 63% of the Company’s total mobile game revenues of the year, but their aggregate revenue contribution during the year ended December 31, 2016 fell below 16%, and none of these three games individually contributed more than 10% of the Company’s total mobile game revenues for the year ended December 31, 2016, as other newly introduced games had more revenue contributions. Particularly for FGO and Yume-100, the two games together contributed 74% of the Company’s total mobile game revenues for the 9 months ended September 30, 2017. However, revenue contribution from Yume-100 itself fell below 10% during the period while another newly introduced game contributed more than 10%.

Accordingly, the Company has not expanded disclosure to individual game titles as the Company does not believe each game individually imposes sufficient concentration risk that results in vulnerability to a near-term severe impact. The Company will revise its disclosure to include revenue concentration information, on an aggregate percentage basis, of all of its mobile games individually contributing more than 10% of the Company’s total mobile game revenues during the period when submitting its annual financial statements and other financial information for the year ended December 31, 2017.

Note 6. Short-term Investments, page F-38

12.                               We note from your response to prior comment 29 that the wealth management products mainly include investments in financial instruments with variable interest rates indexed to the performance of the underlying assets and investments. Please describe in greater detail the nature and terms of your wealth management products for each period presented.

The Company respectfully advises the Staff that the wealth management products are issued by reputable PRC commercial banks such as China Merchants Bank. They carry variable interest rates referenced to performance of the underlying investments and assets which mainly include cash, time deposits, and corporate debt securities. The maturity paid is of fewer than six months. The Company has expanded the disclosure on pages F-39 and F-88 of the Revised Draft Registration Statement.

10. Long-term Investments, page F-40

13.                               We note your response to prior comment 30. Please revise to explain why you did not disclose the fair value of your cost method investments. We refer you to ASC 825-10-50-16 to 50-19.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-41 and F-91 of the Revised Draft Registration Statement.

Unaudited Interim Condensed Consolidated Financial Statements

4. Prepayments and Other Current Assets, page F-86

14.                               Please describe in greater detail the nature of your prepaid revenue sharing costs that are related to operations of licensed mobile games. Clarify the terms and conditions associated with these prepaid revenue share arrangements.

The Company respectfully advises the Staff that prepaid revenue sharing costs that are related to operations of licensed mobile games mainly include prepaid platform commissions to app stores and royalties to game developers.

The Company defers revenues from licensed mobile games over the estimated average playing period of paying users given there is an implied obligation to provide on-going services to end-users. The related direct and incremental platform commissions as well as game developers’ royalties are deferred and reported in “Prepayments and Other Current Assets” on the consolidated balance sheets. The deferred platform commissions and game developers’ royalties are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related sales are recognized as revenue.

The Company distributes its licensed mobile games on platforms maintained by app stores. App stores retain platform commissions and fees on each purchase made by paying players through their platforms. Under the Company’s agreements with app stores, app stores (i) display the applications and, on behalf of the Company, allow end-users to download the applications; (ii) are responsible for on-going collections of all payables from end-users for in-app purchases, although not responsible for credit risks posed by end-users; and (iii) are entitled to commissions based on certain percentage of total amounts collected from end-users.

The Company is also obligated to pay ongoing royalties to game developers, which is determined by certain percentage of revenues recognized.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-38, F-87 and F-88 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Rui Chen, Chairman of the Board of Directors and Chief Executive Officer, Bilibili Inc.

Ni Li, Chief Operating Officer, Bilibili Inc.

Xin Fan, Chief Financial Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Esq., Partner, Latham & Watkins